Exhibit 1

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

TOBIRA THERAPEUTICS, INC.,

a Delaware corporation;

ALLERGAN HOLDCO US, INC.,

a Delaware corporation; and

SAPPHIRE ACQUISITION CORP.,

a Delaware corporation

Dated as of September 19, 2016

Table of Contents

Section 1

THE OFFER

1.1	The Offer.	2
1.2	Company Actions.	4

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	5
2.2	Effect of the Merger	5
2.3	Closing; Effective Time.	5
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	6
2.5	Conversion of Shares.	6
2.6	Surrender of Certificates; Stock Transfer Books.	7
2.7	Dissenters’ Rights	9
2.8	Treatment of Company Options.	9
2.9	Treatment of Company Warrants	10
2.10	Further Action	10

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; No Subsidiaries, Etc.	11
3.2	Certificate of Incorporation and Bylaws	11
3.3	Capitalization, Etc.	11
3.4	SEC Filings; Financial Statements.	12
3.5	Absence of Changes; No Material Adverse Effect	14
3.6	Title to Assets	14
3.7	Real Property.	14
3.8	Intellectual Property.	15
3.9	Contracts.	17
3.10	Liabilities	18
3.11	Compliance with Legal Requirements	19
3.12	Regulatory Matters.	19
3.13	Certain Business Practices	20
3.14	Governmental Authorizations	20
3.15	Tax Matters.	20
3.16	Employee Matters; Benefit Plans.	22
3.17	Environmental Matters	24
3.18	Insurance	24
3.19	Legal Proceedings; Orders.	25
3.20	Authority; Binding Nature of Agreement	25
3.21	Takeover Laws	25
3.22	Non-Contravention; Consents	26
3.23	Opinion of Financial Advisors	26
3.24	Brokers and Other Advisors	26
3.25	Affiliate Transactions.	26
3.26	Acknowledgement of the Company.	27

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Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	27
4.2	Purchaser	27
4.3	Authority; Binding Nature of Agreement	28
4.4	Non-Contravention; Consents	28
4.5	Disclosure	28
4.6	Absence of Litigation	29
4.7	Funds	29
4.8	Ownership of Shares	29
4.9	Acknowledgement by Parent and Purchaser	29
4.10	Brokers and Other Advisors	29

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation; Notice of Certain Events	30
5.2	Operation of the Company’s Business	31
5.3	No Solicitation.	33

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation.	35
6.2	Filings, Consents and Approvals.	36
6.3	Employee Benefits	38
6.4	Indemnification of Officers and Directors.	38
6.5	Stockholder Litigation	40
6.6	Additional Agreements	40
6.7	Disclosure	40
6.8	Takeover Laws	41
6.9	Section 16 Matters	41
6.10	Rule 14d-10 Matters	41
6.11	Stock Exchange Delisting; Deregistration	41
6.12	401(k) Plan	41

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	41
7.2	Consummation of Offer	41

Section 8

TERMINATION

8.1	Termination	42
8.2	Effect of Termination	43
8.3	Expenses; Termination Fees.	43

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Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	45
9.2	Waiver	45
9.3	No Survival of Representations and Warranties	45
9.4	Entire Agreement; Counterparts	45
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.	45
9.6	Assignability	46
9.7	No Third Party Beneficiaries	46
9.8	Transfer Taxes	47
9.9	Notices	47
9.10	Severability	48
9.11	Obligation of Parent	49
9.12	Construction.	49

Exhibits

Exhibit A	Certain Definitions	A-1

Annexes

Annex I	Conditions to Offer	I-1
Annex II	Form of CVR Agreement	II-1
Annex III	Form of Certificate of Incorporation of the Surviving Corporation	III-1

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of September 19, 2016, by and among: Allergan Holdco US, Inc., a Delaware corporation (“Parent”); Sapphire Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Tobira Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for (a) $28.35 per share, net to the seller in cash (the “Closing Amount”), without interest, plus (b) one contingent value right per share (a “CVR”) which shall represent the right to receive the Milestone Payment Amounts (as such term is used in the Contingent Value Rights Agreement in the form attached hereto as Annex II to be entered into between Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”), with such revisions thereto requested by the Trustee that are not, individually or in the aggregate, detrimental to any CVR holder (the “CVR Agreement”)), if any, net to the seller in cash, without interest, at the times provided for in the CVR Agreement (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(h), being the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

(B) As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D) The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

(E) Parent, Purchaser and the Company acknowledge and agree that the Merger may be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

(F) As a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement and to consummate the Offer and the Merger, Parent has entered into a tender and support agreement, dated as of the date hereof, with certain stockholders of the Company (the “Support Agreement”).

AGREEMENT

In consideration of the mutual covenants, representations, warranties and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) hereof (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition, and the other conditions set forth in Annex I (collectively, the “Offer Conditions”) (without limiting the right of Purchaser to terminate, extend or modify the Offer in accordance with the terms of this Agreement). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such or (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or 1.1(d) of this Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other

Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for: (A) the minimum period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NASDAQ applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Legal Requirement shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required to extend the Offer beyond the then existing Expiration Date for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days (provided that each such period will be ten (10) business days unless the Company agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Purchaser shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) CVR Agreement. At or prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver and shall ensure that the Trustee duly authorizes, executes and delivers, the CVR Agreement.

(h) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, that in any case, nothing in this Section 1.1(h) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(i) Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the date of commencement of the Offer, following the filing of the Schedule TO (and in any event within three business days after the filing of the Schedule TO), the Company shall (1) file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the fairness opinions of the Company’s financial advisors referenced in Section 3.23 and the notice and other information required by Section 262(d)(2) of the DGCL and (2) cause the Schedule 14D-9 and related documents to be disseminated to the holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the

Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly after the date hereof furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the

“Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 500 Boylston Street, Boston, Massachusetts 02116, as soon as practicable following the Offer Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex III and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors to be effective as of the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the (i) the Closing Amount, payable to the holder thereof in cash, plus (ii) one CVR, subject to and in accordance with the CVR Agreement, or any such higher consideration as may be paid in the Offer (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.6.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, that in any case, nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Closing Amounts to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Closing Amounts to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after (and in any event no later than the third business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Closing Amounts payable pursuant to Section 1.1(i). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Closing Amounts payable pursuant to Section 2.5 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Closing Amounts in the Offer and the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Closing Amounts to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares or any holder of Company Options or any other consideration otherwise payable pursuant to this Agreement or the CVR Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement and the CVR Agreement as having been paid to the holder of the Shares, holder of Company Options or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

2.8 Treatment of Company Options.

(a) At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), shall be cancelled and converted into the right to receive (i) a cash payment equal to (A) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per Share under such Company Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (ii) a CVR with respect to the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

(b) At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), shall be cancelled and converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon each Valuation Point which occurs on or prior to the fifth anniversary of the Effective Time, equal to (i) the amount by which the Per Share Value Paid exceeds the exercise price payable per Share under such Out of the Money Option, less (ii) the amount of all payments previously received with respect to such Out of the Money Option pursuant to this Section 2.8(b). No payments shall be payable pursuant to this Section 2.8(b) with respect to a Valuation Point which occurs following the fifth anniversary of the Effective Time. Notwithstanding anything herein to the contrary, any Out of the Money Options with an exercise price payable per Share equal to or greater than $78.19 shall be cancelled at the Effective Time without any consideration payable therefor.

(c) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) and as soon as practicable following each Valuation Point, Parent shall cause the Surviving Corporation or its Affiliate to, and the Surviving Corporation or its Affiliate, as applicable, shall, pay the aggregate consideration payable pursuant to Sections 2.8(a)(i) and 2.8(b), net of any applicable withholding Taxes, payable with respect to In the Money Options or Out of the Money Options through, to the extent applicable, the Surviving Corporation’s or its Affiliate’s payroll (subject to any required Tax withholdings) to the holders of Company Options (or, if elected by Parent in the case of any payments pursuant to Section 2.8(b) in respect of Out of the Money Options, through the Trustee); provided, however, that to the extent there is not a withholding obligation with respect to the Company Option, the consideration payable pursuant to Section 2.8(a)(i) payable with respect to such Company Options shall be paid in the manner described in Section 2.6 through the Payment Fund rather than this Section 2.8(c).

(d) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors or a committee thereof) that it determines to be appropriate or necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding or otherwise) to (i) immediately prior to the Effective Time, accelerate the vesting and exercisability of each unexpired and unexercised Company Option then outstanding so that each such Company Option shall be fully vested and exercisable prior to the Effective Time, (ii) terminate each Company Equity Plan as of the Effective Time (except as otherwise agreed by Parent) and (iii) cause, as of the Effective Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Parent) to be cancelled, terminated and extinguished, subject to payment pursuant to this Section 2.8.

2.9 Treatment of Company Warrants.

(a) At the Effective Time, Parent shall “assume” each unexpired and unexercised Company Warrant then outstanding, (a) in the case of the Company Warrant described in clause (i) of the definition thereof, on the terms and conditions set forth in Section 1.5.2(a) of such Company Warrant, and (b) in the case of the Company Warrant described in clause (ii) of the definition thereof, on the terms and conditions set forth in Section 1.6(d) of such Company Warrant.

(b) Following the date of this Agreement, the Company shall deliver in a timely manner all notices to the holders of the Company Warrants required under the terms of the Company Warrants in connection with this Agreement and the Transactions.

2.10 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed since January 1, 2015 and publicly available prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents); provided that this clause (c) shall not be applicable to Section 3.3 and Section 3.20):

3.1 Due Organization; No Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company does not own, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company, including all amendments thereto, as in effect on the date hereof, and each as so delivered is in full force and effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 500,000,000 Shares, of which 18,821,231 Shares had been issued and were outstanding as of the close of business on September 15, 2016 (the “Capitalization Date”); and (ii) 1,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. As of the close of business on the Capitalization Date, no Shares were held by the Company in its treasury. All of the outstanding Shares have been, and all Shares reserved for issuance in connection with Company Options and Company Warrants will be, when issued in accordance with their respective terms, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b) (i) None of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Company are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company. The Company is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of the Company. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Capitalization Date: (i) 3,307,554 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans (at an aggregate of a weighted-average exercise price of $11.96 per Share), (ii) 52,822 Shares were subject to issuance pursuant to the Company Warrants (at an aggregate of a weighted-average exercise price of $12.07 per Share), and (iii) 1,110,773 Shares were reserved for future issuance under Company Equity Plans. As of the close of business on September 15, 2016, the weighted average exercise price of the Company Options outstanding as of that date was $11.96. Other than as set forth in this Section 3.3(c), there are no issued, reserved for issuance, outstanding or authorized stock option, restricted shares, stock appreciation, performance shares or units, contingent value rights, phantom stock, profit participation, warrant or similar rights or equity-based awards with respect to the Company. Section 3.3(c)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of the following, on a holder-by-holder basis, for each outstanding Company Option as of the close of business on the Capitalization Date: (A) the name of the holder of the Company Option; (B) the number of Shares subject to the Company Option; (C) the Company Equity Plan under which the award was granted; (D) the date of grant of the Company Option; (E) the exercise price of the Company Option; (F) whether the Company Option is intended to be an incentive stock option; and (G) the expiration date of the Company Option. Section 3.3(c)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list of the following, on a holder-by-holder basis, for each outstanding Company Warrant as of the close of business on the Capitalization Date: (A) the name of the holder of the Company Warrant; (B) the number of Shares subject to the Company Warrant; (C) the date of issuance of the Company Warrant; (D) the exercise price of the Company Warrant; and (E) the expiration date of the Company Warrant. The Company has provided to Parent complete and accurate copies of all Company Warrants. Between the Capitalization Date and the date of this Agreement, the Company has not granted any equity or equity-based award to any of the directors, employees or independent contractors of the Company.

(d) Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock of or other securities of the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company, in each case other than derivative securities not issued by the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of capital stock or other securities of the Company; (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (v) voting trusts or other Contract to which the Company is a party with respect to the voting of capital stock of the Company.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2014, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2001, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2014, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d) The Company has established and maintains and has since January 1, 2014 maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance, and since January 1, 2014 has been in compliance, in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all applicable rules, regulations and requirements of the SEC and with the Sarbanes-Oxley Act.

(e) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company has, prior to the date hereof, provided Parent or its Representatives with accurate and complete copies of all SEC comment letters received and response letters submitted and other correspondence with the SEC with respect to the Company SEC Documents, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

(h) All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

3.5 Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement:

(a) from June 30, 2016 through the date of this Agreement, (i) except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, the Company has operated in all material respects in the ordinary course of business consistent with past practice and (ii) the Company has not taken any action or failed to take any action that would have constituted a breach of Section 5.2 had such action been taken after the execution of this Agreement without the prior consent of Parent; and

(b) from December 31, 2016 through the date of this Agreement, there has not occurred any event, occurrence, circumstance, change, condition, state of facts, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.6 Title to Assets. The Company has good and valid title to all material assets owned by it as of the date of this Agreement, and such assets are, in all material respects, sufficient to carry on the Company’s business as currently conducted. All of said material assets are owned by the Company free and clear of any material Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Company does not own any real property.

(b) The Company holds valid, binding and existing leasehold interests in the real property that is leased or subleased by the Company from another Person (the “Leased Real Property”), free and clear of all

Encumbrances other than Permitted Encumbrances, and each such lease or sublease is in full force and effect. Section 3.7(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Leased Real Property. Prior to the date of this Agreement, the Company has delivered to Parent true, correct and complete copies of all lease agreements governing the Leased Real Property, and each such lease agreement is valid, binding and in full force and effect. The Company has not received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant or registrant and current owner, (ii) the jurisdiction of application or registration and (iii) the application or registration number for each item of Registered IP owned or purported to be owned by the Company or material Registered IP exclusively licensed to the Company, and all such Registered IP is valid, enforceable and subsisting. With respect to issued and applied for Patents, registered and applied for Trademarks and registered Copyrights owned or purported to be owned by the Company, the Company has taken all reasonable steps necessary to maintain registrations and applications thereof, as applicable, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications. As of the date of this Agreement, no interference, opposition, reissue, reexamination proceeding, USPTO proceeding, cancellation proceeding, injunction, assertion, lawsuit, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree or any other dispute, disagreement or claim, or other proceeding of any nature (other than routine examination proceedings with respect to pending applications) is pending or, to the knowledge of the Company, threatened against the Company, in which the scope, validity, enforceability, priority, inventorship or ownership of any Registered IP listed on Section 3.8(a) of the Company Disclosure Schedule is being or has been contested or challenged.

(b) Each of the Patents included in the Registered IP that are owned or purported to be owned solely by the Company, and, to the knowledge of the Company, each of the co-owned or purportedly co-owned Patents, properly identifies by name each and every inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such Patent is issued or pending.

(c) The Company owns and possesses all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances.

(d) No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP owned or purported to be owned by the Company and each Company Associate who is or was involved in the creation or development of any material Company IP has signed a valid, enforceable agreement assigning all Intellectual Property Rights to the Company and containing confidentiality provisions protecting the Company IP, and, to the Company’s knowledge, there is no material breach under any such agreement.

(e) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being or has been used to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by the Company, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Intellectual Property Rights.

(f) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material Trade Secrets held by the Company, or purported to be held by the Company, as a material trade secret.

(g) Section 3.8(g) of the Company Disclosure Schedule sets forth each agreement pursuant to which the Company licenses in or otherwise acquires the right or option to use, or immunity with respect to (including a covenant not to be sued or right to enforce or prosecute any patents), any Intellectual Property Right (each an “In-bound License”) or licenses out or otherwise grants any right or option, (or immunity with respect to (including a covenant not to be sued or right to enforce or prosecute any patents)), to use any Intellectual Property Right owned or purported to be owned by the Company (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf, non-customized software which is made available pursuant to a non-exclusive click-wrap or shrink-wrap agreement and for which the Company has payment obligations (including past payments) of less than $75,000 in aggregate fees and clinical trial agreements and material transfer agreements, in each case entered into in the ordinary course of business consistent with past practice, and, Out-bound Licenses shall not include non-exclusive outbound licenses contained in clinical trial agreements and material transfer agreements entered into in the ordinary course of business consistent with past practice).

(h) The operation of the Company’s business as currently conducted and as proposed to be conducted, including the manufacturing, making, selling or offering for sale or importing or exporting of the Company’s products, does not, and will not, infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person.

(i) To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company IP owned by the Company. As of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against or by the Company relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person or to the Registered IP owned by the Company. The Company has not received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by the Company.

(j) None of the Company IP owned or purported to be owned by the Company is subject to any pending or outstanding injunction, directive, order, judgment, settlement, forbearance to sue, consent, ruling or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Company IP by the Company or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Company IP.

(k) The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company IP.

(l) The Company is not a “covered entity” or is engaging in activities that make it a “business associate” as those terms are defined in the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder and codified at 45 C.F.R. Parts 160 and 164 (collectively, “HIPAA”). The Company is not under investigation by any Governmental Body for a violation of HIPAA. The Company has collected, maintained, used, disclosed, transferred, protected, stored, deleted, and otherwise processed (collectively “Processed”) all Personal Data in compliance in all material respects with applicable laws, including any and all Data Laws, and have required all third Persons Processing Personal Data on behalf of the Company to do the same through valid and enforceable agreements. The Company has taken reasonable measures to ensure that all third Persons Processing Personal Data on behalf of the Company have complied with such Persons’ contractual obligations, including periodic audits of such third Persons. To the knowledge of the Company, the Company is not under investigation by any Governmental Body for a violation of any laws (including Data Laws).

(m) The Company IT Assets operate and perform in a manner that permits the Company to conduct its business as currently conducted in all material respects and are sufficient for the Company’s business. To the knowledge of the Company, no Person has gained unauthorized access to the Company IT Assets. The Company takes commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby, including Personal Data) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures, in each case consistent with industry practices. No Personal Data Processed by or, to the knowledge of the Company, on behalf of, the Company has been (x) accessed, modified or altered without authorization or (y) lost, stolen, corrupted or otherwise misused.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which the Company is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which the Company is a party or by which it is bound or its assets or properties are bound as of the date of this Agreement constitutes a “Material Contract”:

(i) any Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, Tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business consistent with past practice), (C) grant or accelerate the vesting of, or otherwise modify, any Company Option or other equity award other than accelerated vesting provided in Company Equity Plans;

(ii) any Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body (A) pursuant to which the Company will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the Company’s conduct;

(iii) any Contract (A) that purports to materially limit the freedom or right of the Company or any Affiliate to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company, or (C) containing exclusivity obligations or restrictions or otherwise purporting to materially limit the freedom or right of the Company or any Affiliate to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;

(iv) any Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $250,000 in the fiscal year ending December 31, 2016 or in any fiscal year thereafter or in excess of $500,000 in the aggregate and which cannot be cancelled by the Company without penalty or further payment without more than sixty (60) days’ notice;

(v) any Contract relating to Indebtedness in excess of $50,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company;

(vi) any Contract with any Person constituting a material joint venture, partnership, collaboration, strategic alliance, research or development project or similar arrangement;

(vii) any Contract that by its express terms requires the Company, or any successor to, or acquirer of, the Company, to make any payment to another Person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or the issuance of any guaranty by the Company;

(ix) any In-bound License and any Out-bound License;

(x) any Contract pursuant to which the Company has continuing obligations or interests involving (A) ”milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that cannot be terminated by the Company without penalty without more than sixty (60) days’ notice without material payment or penalty;

(xi) each acquisition or divestiture Contract that contains continuing representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations);

(xii) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xiii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $100,000;

(xiv) any Contract that provides for indemnification by the Company of any current or former officer, director or employee;

(xv) any Contract between the Company and any Governmental Body;

(xvi) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xvii) any Contract with a Related Party.

(b) As of the date of this Agreement, the Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract. Neither the Company nor, to the knowledge of the Company, the other party is in material breach of, or material default under, any Material Contract and neither the Company nor, to the knowledge of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2014, the Company has not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured.

3.10 Liabilities. The Company does not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto as of June 30, 2016 included in the Company SEC Documents filed and publicly available prior to the date of this Agreement; (ii) liabilities or obligations expressly permitted or contemplated by this Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Company (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent prior to the date of this Agreement or immaterial Contracts entered into in the ordinary course of business consistent with past practice; liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2016; and (iv) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. The Company is, and since January 1, 2014 has been, in compliance in all material respects with all applicable Legal Requirements and, since January 1, 2014, the Company has not been given written notice or, to the knowledge of the Company, other communication from any Governmental Body of, or been charged with, any material violation of, any applicable Legal Requirement.

3.12 Regulatory Matters.

(a) The Company has filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required material filings, declarations, listings, notices, requests for Governmental Authorizations, registrations, reports or submissions, including but not limited to adverse event reports. All such filings, declarations, listings, notices, requests for Governmental Authorizations, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, remain in full force and effect, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, notices, requests for Governmental Authorizations, listing, registrations, reports or submissions.

(b) To the knowledge of the Company, except as set forth in documents either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, all nonclinical and clinical investigations sponsored by or on behalf of the Company have been and are being conducted in material compliance with applicable Legal Requirements, rules, regulations and guidances, including Good Laboratory Practices, Good Clinical Practices, and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information. The Company has not received any written notice or other correspondence from the FDA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical trial or nonclinical study or test requiring or recommending the termination, suspension or material modification of such studies or tests, or otherwise alleging noncompliance with any applicable Legal Requirements with respect thereto.

(c) To the Company’s knowledge, the Company has not (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Body, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, the Company is not the subject of any pending or, to the Company’s knowledge, threatened, investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Company nor, to the knowledge of the Company, any of its officers, employees, agents or clinical investigators has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, the Company is in compliance and has, since January 1, 2015, been in compliance, in each case, in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including (i) the FDCA and the regulations promulgated thereunder; (ii) the PHSA and the regulations promulgated thereunder; (iii) the Clinical Laboratory Improvement Amendments of 1988; (iv) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto, and (v) Legal Requirements, the violation of which are cause for exclusion from any federal health care program. The Company has not received any written notice from FDA or any other Governmental Body alleging noncompliance with any such provision of Legal Requirements in any material respect. The Company is not subject to any enforcement, regulatory or administrative proceedings relating to or arising under the FDCA, the PHSA, or similar Legal Requirements, and no such enforcement, regulatory or administrative proceeding has been threatened.

(e) Prior to the date of this Agreement, the Company has delivered to Parent all material data and other material information known to the Company with respect to the products under development by the Company, including the safety or efficacy thereof.

3.13 Certain Business Practices.

(a) Neither the Company, nor any of its directors, officers or employees, nor, to the knowledge of the Company, any other Person acting on behalf of it (in each case, acting in the capacity of an employee or representative of the Company) has (i) used any material funds (whether of the Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect or (iv) been subject to any Legal Proceeding in any way relating to Anti-Corruption Laws. Since January 1, 2014, the Company has not received any written communication that alleges any of the foregoing. The Company has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company as required by Anti-Corruption Laws in all material respects. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. As of the date of this Agreement, no officer, director or employee of the Company is a government official.

(b) Neither the Company, nor any of its directors, officers or employees (i) is a Sanctioned Person, (ii) has in the past five (5) years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company, except pursuant to a license from the United States, or (iii) has in the past five (5) years violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

3.14 Governmental Authorizations. The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Company are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof. The Company is in compliance in all material respects with the terms and requirements of such Governmental Authorizations.

3.15 Tax Matters.

(a) (i) each of the material Tax Returns required to be filed by or on behalf of the Company with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in accordance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all material Taxes payable by the Company (whether or not shown on the Company Returns) or required to be withheld on or before the Closing Date have been or will be paid or withheld and timely paid to the relevant Governmental Body on or before the Closing Date.

(b) The most recent balance sheet included in the Company SEC Documents filed prior to the date of this Agreement reflects adequate accruals and reserves for all liabilities of the Company for material Taxes with respect to all periods through the date thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business consistent with past practice, reserves adequate for the payment of all material unpaid Taxes by the Company the period from the date of such balance sheet through the Closing Date.

(c) To the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Company Return in progress involving material Taxes and (ii) no written or, to the

Company’s knowledge, other claim has been received by the Company from any Governmental Body in any jurisdiction where the Company, as applicable, does not file Tax Returns that the Company is or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Company Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the statute of limitation period applicable to any of the Company Returns has been granted and is currently in effect.

(d) As of the date of this Agreement, no Legal Proceeding involving the IRS or any other Governmental Body is pending or, to the Company’s knowledge, has been threatened against or with respect to the Company in respect of any material Tax, and no deficiency of material Taxes has been asserted in writing, or, to the Company’s knowledge, has been assessed other than in writing, as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e) The Company (i) has never been a member of an affiliated group (within the meaning of Section 1504(a) of the Code, or comparable provisions of non-U.S. Tax Legal Requirements) filing a consolidated Tax Return (other than the group the common parent of which is or was the Company), and (ii) has not incurred material liability for the Taxes of any other Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or comparable provisions of non-U.S. Tax Legal Requirements), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(f) During the two (2)-year period ending on the date hereof, the Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law), (vi) deferred intercompany transaction, (vii) gain recognition agreement under the Code or comparable provisions of non-U.S. Tax Legal Requirements or (viii) election under Section 108(i) of the Code made prior to the Closing.

(i) The Company is not party to or bound by any Tax allocation or Tax sharing agreement with any Person.

(j) There are no material liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable or as are currently being contested in good faith.

(k) The Company is not a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code.

3.16 Employee Matters; Benefit Plans.

(a) The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement a list setting forth all of the employees and individual independent contractors as of August 31, 2016, including for each such individual, as applicable: name, job title, Fair Labor Standards Act designation, work location (identified by street address), current salary or wage rate, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees under an Employee Plan), accrued vacation or other time off and visa and green card application status. To the Company’s knowledge, no employee or independent contractor is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such individual’s duties for the Company. Each current and former employee and independent contractor has executed a nondisclosure and assignment-of-rights agreement for the benefit of the Company vesting all rights in work product created by the employee during the individual’s employment or affiliation with the Company. Except as required by applicable Legal Requirements, the employment of each of the Company’s employees is terminable by the Company at will. As of the date of the Agreement, to the Company’s knowledge, no current employee of the Company has given notice of termination of employment or otherwise disclosed to the Company plans to terminate employment with the Company within the next twelve (12) months. The Company has, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages, severance and accrued vacation pay of the employees due to be paid through the last payroll period ending prior to the Closing Date. No employee of the Company has a principal place of employment outside the United States or is subject to the labor and employment laws of any country other than the United States.

(b) The Company is not a party or otherwise subject to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. There has been no material Legal Proceeding filed or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. The Company has complied in all material respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws and the classification of independent contractors), immigration, discrimination, and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans. To the extent applicable, the Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and

(vi) all material correspondence to or from the IRS, the DOL or any other Governmental Body with respect to an Employee Plan. No Employee Plan is subject to any Legal Requirements other than those of the United States or any state, county or municipality in the United States.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA (each, an “ERISA Affiliate”) has ever maintained, contributed to, or been required to contribute to (i) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding). Each Employee Plan that provides health, life or other welfare or welfare-type benefits is fully insured by a third party insurance company.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code on which the Company is currently entitled to rely, each such Employee Plan has timely adopted all currently effective amendments to the Code, and there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. No actions, investigations, suits or claims with respect to any Employee Plan are pending or, to the Company’s knowledge, threatened, and there are no facts that reasonably would be expected to give rise to any such actions, suits or claims against any Employee Plan (including, to the knowledge of the Company, any fiduciary with respect to an Employee Plan) or the assets of an Employee Plan, other than routine claims for benefits. The Company is not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. Prior to the Closing Date, the Company shall have made all contributions required to be made to or with respect to each Employee Plan as of the Closing Date and paid or accrued all liabilities required to be paid or accrued on account of any Employee Plan in existence on or before the Closing Date. All assets of any Employee Plan consist of cash, actively traded securities, or registered mutual funds. No asset of any Employee Plan consists of shares of the Company’s stock (except to the extent such shares are held by a registered mutual fund).

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company pursuant to any post-termination or retiree medical benefit plan or other post-termination or retiree welfare plan.

(g) Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company to severance pay, unemployment compensation or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code.

(h) Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any tax incurred by such service provider pursuant to Section 409A of the Code or otherwise.

(i) The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options. The treatment of the Company Options as described in Section 2.8 shall not violate the terms of the Company Equity Plans or any agreement governing the terms of such Company Options, and each outstanding Company Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise not subject to Section 409A of the Code.

(j) Each Company health plan is in compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”). The operation of each such plan has not resulted in the incurrence of any penalty to the Company pursuant to the 2010 Health Care Law. The Company is not an Applicable Large Employer (as defined in the 2010 Health Care Law). There is no event or circumstance with respect to an Employee Plan that would reasonably be expected to create a reporting obligation or excise tax under 4980D of the Code. Neither the Company nor any ERISA Affiliate has or could reasonably be expected to have any liability for taxes under Sections 4975 through 4980 or Sections 4980B through 4980I of the Code.

3.17 Environmental Matters.

(a) The Company is and has been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business.

(b) As of the date of this Agreement, there is no material Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against the Company or Leased Real Property.

(c) The Company has not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of the Company relating to or arising under Environmental Laws.

(d) To the knowledge of the Company there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of the Company under any Environmental Law.

(e) The Company has not assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

(f) Neither the execution of this Agreement by the Company nor the consummation by the Company of the Transactions will require any investigation, remediation or other action with respect to any Hazardous Material, or any notice to or consent of any Governmental Body, pursuant to any applicable Environmental Law.

3.18 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Company. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development and all premiums thereon have, in all material respects, been timely paid or, if not yet due, accrued to the extent required in accordance with GAAP. All such insurance policies are in full force and effect, and, to the Company’s knowledge, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The Company is in compliance in all material respects with the terms of such policies.

3.19 Legal Proceedings; Orders.

(a) There are no material Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Company or, to the knowledge of the Company, against any present or former officer, director or employee of the Company in such individual’s capacity as such.

(b) To the Company’s knowledge, there is no material order, decree, writ, injunction or judgment to which the Company is subject.

(c) To the Company’s knowledge, no material investigation or review by any Governmental Body with respect to the Company is pending or is being threatened.

(d) There are no internal investigations or internal inquiries that, since January 1, 2014, have been conducted by or at the direction of the Board of Directors (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

3.20 Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. Prior to the date of this Agreement, at a meeting duly called and held, the Board of Directors unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (b) declared it advisable to enter into this Agreement; (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (d) resolved that the Merger may be effected pursuant to Section 251(h) of the DGCL; and (e) resolved to recommend that the stockholders of the Company tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, which resolutions, subject to Section 6.1, have not been subsequently amended, withdrawn or modified as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.21 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement, the Support Agreement and the CVR Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.22 Non-Contravention; Consents.

(a) Assuming the filing of the certificate of merger with the Secretary of State of the State of Delaware and compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and NASDAQ, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of the Company; (ii) cause a violation by the Company of any Legal Requirement or order, writ, injunction, decree, rule or regulation applicable to the Company, or to which the Company is subject; (iii) require any consent, waiver or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) of any of the property or assets of the Company, except in the case of clauses (ii), (iii) and (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the rules and regulations of the SEC and NASDAQ, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.23 Opinion of Financial Advisors. The Board of Directors has received separate written opinions of each of Citigroup Global Markets Inc. and Centerview Partners LLC, financial advisors to the Company, that, as of the date of such written opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares held by any affiliate of the Company or Parent) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinions have not been withdrawn or modified. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of each such opinion as soon as possible following the date of this Agreement.

3.24 Brokers and Other Advisors. Except for Citigroup Global Markets Inc. and Centerview Partners LLC (true, correct and complete copies (including any amendments thereto) of whose engagement letters have been provided to Parent prior to the date of this Agreement), no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their respective Representatives for which the Company, Parent, Purchaser or their Affiliates may have any liability or obligations.

3.25 Affiliate Transactions. No (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Shares or (c) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b) (each of the foregoing, a “Related Party”) is a party to or has engaged in any material transaction, agreement, commitment, arrangement or understanding with the Company since January 1, 2014, excluding any employment or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director the Company, any Company Equity Plan or Contract in connection therewith.

3.26 Acknowledgement of the Company.

(a) The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement. Such representations and warranties by Parent and/or Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Purchaser.

(b) In connection with the due diligence investigation of Parent and Purchaser by the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Parent, Purchaser and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent, Purchaser and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent, Purchaser or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, the Company hereby acknowledges and agrees that none of Parent, Purchaser, any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority, and have taken all corporate action necessary, to execute and deliver and perform their obligations under this Agreement and the CVR Agreement, and to consummate the Transactions. Prior to the date of this Agreement, the board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the CVR Agreement and the consummation of the Transactions, including the Offer and the Merger. Assuming due authorization, execution and delivery by the Company or the Trustee (as the case may be), this Agreement constitutes and at the Offer Acceptance Time the CVR Agreement will constitute the legal, valid and binding obligation of Parent and Purchaser and this Agreement is and at the Offer Acceptance Time the CVR Agreement will be enforceable against Parent and Purchaser (as the case may be) in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming the filing of the certificate of merger with the Secretary of State of the State of Delaware and compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and NYSE, the execution and delivery of this Agreement and the CVR Agreement by Parent and Purchaser (as the case may be), and the consummation of the Transactions, will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent, waiver or notice under, conflict with, result in breach of, constitute a default under, or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent or Purchaser is entitled under any provision of any Contract, except, in the case of clauses (ii) and (iii), as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the rules and regulations of the SEC and NYSE, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement or the CVR Agreement by Parent or Purchaser, as applicable, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement, the CVR Agreement or any of the Transactions (except in the case of Purchaser as has previously been obtained).

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served (or, to the knowledge of Parent, pending and not served) against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds. Parent has and, at the Offer Acceptance Time and the Effective Time, will have (and will make available to Purchaser in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options following the Effective Time pursuant to Section 2.8(a).

4.8 Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation; Notice of Certain Events.

(a) During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Company to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, designated personnel, offices and assets and to all existing books, records, documents and information relating to the Company, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Company and such additional financial, operating and other data and information regarding the Company as Parent or Parent’s Representatives may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable determination and after consultation with its legal advisors and notice to Parent, (i) would be reasonably likely to result in the loss of any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), or (ii) contravene any applicable Legal Requirement; provided, however, that information shall be disclosed, subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated August 1, 2016, as amended, between the Company and Allergan, Inc. (the “Confidentiality Agreement”).

(b) Each of the Company and Parent shall promptly notify the other of:

(i) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions;

(ii) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction; or

(iii) the occurrence or impending occurrence of any event or circumstance relating to it which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to the Company, or a Parent Material Adverse Effect, with respect to Parent, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

provided, however, that the delivery of any notice pursuant to this Section 5.1(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any Offer Condition or any of the conditions set forth in Section 7 or give rise to any right to terminate under Section 8, except for any such failure that constitutes a willful breach of this Agreement.

5.2 Operation of the Company’s Business. During the Pre-Closing Period, except (x) as expressly required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) the Company shall (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors and others having material business dealings with the Company; and

(b) the Company shall not:

(i) (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of any shares of its capital stock (including the Shares), or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof that have been delivered or made available to Parent) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) repurchases of Company Options (or Shares issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option (in effect as of the date hereof that have been delivered or made available to Parent) between the Company and a Company Associate or member of the Board of Directors only upon termination of such Person’s employment or engagement by the Company; or (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, voting securities, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, voting securities, equity interest or other security or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or (C) any instrument convertible into or exchangeable for any capital stock, voting securities, equity interest or other security (except that the Company may issue Shares as required to be issued upon the exercise of Company Options or Company Warrants outstanding as of the date of this Agreement and in accordance with their respective present terms);

(iv) except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee, individual independent contractor or director any increase in compensation, bonuses or other benefits (except that the Company: (A) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice, but in no event in excess of 5% of salary, wages or benefits for any non-executive officer employee individually; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; (C) may make usual and customary annual or quarterly bonus payments in the ordinary course of business consistent with past practice in accordance with the bonus plans existing on the date of this Agreement and disclosed to Parent; and (D) enter into agreements with consultants in the ordinary course of business consistent with past practice);

(v) make any contribution to the Company’s 401(k) plan other than as required under the terms of such plan as in effect on the date of this Agreement, or make any required contribution to the Company’s 401(k) plan in Shares;

(vi) except as contemplated by Section 2.8, (A) enter into any change-in-control or similar agreement with any executive officer, employee, director or individual independent contractor, (B) enter into or amend (1) any employment, severance or other material agreement with any executive officer or director or (2) any employment, severance or other material agreement with any non-executive officer employee with an annual base salary greater than $125,000 or any consulting agreement with an individual independent contractor with an annual compensation greater than $125,000, (C) hire any employee with an annual base salary in excess of $125,000, except in replacement of any departing employee and so long as the terms of the salary, target annual bonus opportunity and other benefits offered to such replacement employee are substantially similar, or not materially different than, those of the employee of the Company whose employment or consulting relationship has ended; (D) terminate the employment or services (other than for cause) of any officer, employee, director or independent contractor; (E) forgive any loans to directors, officers or employees of the Company; (F) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity compensation); or (G) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Equity Plan (including any equity-based awards);

(vii) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(viii) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership, alliance or similar arrangement;

(ix) make or authorize any capital expenditure (except that the Company may make capital expenditures in the ordinary course of business that do not exceed, individually or in the aggregate, $100,000);

(x) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (including, for the avoidance of doubt, Intellectual Property Rights) (except (A) the granting of non-exclusive licenses in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and (C) capital expenditures incurred in the ordinary course of business that do not, individually or in the aggregate, exceed $100,000);

(xi) (A) lend money or make capital contributions or advances to or make investments or capital contributions in, any Person, (B) incur, assume or guarantee any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or (C) redeem, repurchase, prepay, defease, cancel or otherwise acquire any Indebtedness or debt securities;

(xii) except in the ordinary course of business consistent with past practice, (A) amend or modify in any material respect, or waive any material rights under or voluntarily terminate, any Material Contract, or (B) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract (including, for the avoidance of doubt, any Contract that would require a Change of Control Payment in connection with the Transactions (including in combination with any other event or circumstance));

(xiii) except as required by applicable Legal Requirements, (A) make any change to any accounting method, principle or practice or accounting period used for Tax purposes that has a material effect on Taxes; (B) rescind or change any material Tax election; (C) file an amended material Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (F) waive or extend the statute of limitations (or file any extension request) with respect to any material Tax or material Tax Return;

(xiv) (1) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Company of not more than $500,000 in the aggregate (net of insurance proceeds received) or (B) results in no monetary or other material non-monetary obligation of the Company; provided that (x) the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.5, as applicable and (y) the foregoing shall not permit the Company to settle, release, waive or compromise any Legal Proceeding or claim (a) relating to any Key License Agreement, (b) that provides for the grant to any third party of a license to any material Intellectual Property Rights or (c) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company; or (2) commence any material Legal Proceeding, other than in the ordinary course of business;

(xv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xvi) adopt or implement any stockholder rights plan or similar arrangement;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xviii) enter into any new line of business;

(xix) relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its material Intellectual Property Rights;

(xx) fail to maintain in full force and effect insurance policies covering the Company and its material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

(xxi) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xx) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause its officers, directors and employees not to, and shall use reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any Person (other than Parent, its Affiliates and their respective Representatives) that has made or indicated an intention to make an Acquisition Proposal and all material incorporating such information created by any such Person.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a material breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and (ii) if the Board of Directors determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action described in clauses (x) and (y) below would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall, substantially concurrently therewith, provide to Parent any information concerning the Company that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, in the case of clauses (x) and (y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination of the Board of Directors as provided for in clause (ii) above, together with the identity of such Person or group making such Acquisition Proposal. The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into pursuant to this Section 5.3(c) for informational purposes only within 48 hours of execution thereof.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by the Company or any of its Representatives and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation).

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that the foregoing shall in no way eliminate or modify the effect that any such position or disclosure would otherwise have under this Agreement and any such position or disclosure that relates to an Acquisition Proposal (other than any “stop, look and listen” communication) shall be deemed to be a Company Adverse Change Recommendation unless the Board of Directors expressly and concurrently reaffirms the Company Board Recommendation.

(f) The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.3 or Section 6.1, the Company shall be deemed to be in breach of this Section 5.3 or Section 6.1, as applicable.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) after receipt or public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time), (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within three (3) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time) or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.1:

(i) if the Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that the Company is not in material breach of Section 5.3 with respect to such Acquisition Proposal (and subject to the other provisos contained in Section 8.1(e)), the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such five (5)-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d), as well as a copy of any acquisition agreement with respect to such Acquisition Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days; and

(ii) other than in connection with a Superior Offer (which shall be subject to Section 6.1(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such five (5)-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances specified by the Company pursuant to clause (C)(1) above and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body, so as to enable the Closing to occur as promptly as practicable, but in no case later than the

End Date, including providing as promptly as reasonably practicable and advisable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates shall not be required to, and without the prior written consent of Parent the Company shall not, sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), before or after the Offer Acceptance Time or the Effective Time, any entities, products or product lines, assets, Intellectual Property Rights or businesses of Parent, the Company (or any of their respective Subsidiaries or other Affiliates) or agree to any restriction on the conduct of such businesses. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, in no event shall Parent, Purchaser or any of their respective Subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, brought by any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) as promptly as reasonably practicable and advisable, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any written analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, permit authorized Representatives of the other Party to be present at each in-person meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, Parent shall, on behalf of the Parties, control and make the final determination as to the appropriate strategy relating to any filing or submission which is necessary under the HSR Act, including with respect to any filings, notifications, submissions and communications with or to any Governmental Body.

6.3 Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Company who are employed by the Company as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) that are no less favorable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) provided either (i) to such Continuing Employees immediately prior to the execution of this Agreement or (ii) to Parent employees who are similarly situated to such Continuing Employees. Without limiting the foregoing:

(a) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such benefit plan shall, for purposes of eligibility and vesting, but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company. In addition, the Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with the Company that was unused as of the Effective Time and disclosed to Parent in accordance with Section 3.16(a). For purposes of determining the amount of paid time off only, to the extent that service is relevant for benefit levels, Parent shall ensure that any employee plan of Parent and/or the Surviving Corporation shall, for purposes of benefit levels, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time under the corresponding Employee Plan of the Company. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

(b) The provisions of this Section 6.3 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

6.4 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Company and any indemnification or other similar agreements of the Company filed as an exhibit to the Company SEC Documents at least two (2) business days prior to the date hereof or listed in Section 3.9 of the Company Disclosure Schedule, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Company to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) the Surviving Corporation shall reasonably cooperate in the defense of any such matter.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or provide substitute policies for the Company and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies, in the aggregate for all six (6) years, more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”, which Maximum Amount is set forth in Section 6.4(b) of the Company Disclosure Schedule), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.4(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.4.

(d) The provisions of this Section 6.4 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.5 Stockholder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of Company securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall promptly notify Parent and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall give Parent the (a) opportunity to participate in the defense of any such litigation, (b) right to review and comment on all material filings or responses to be made by the Company in connection with such litigation (and shall give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.6 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (ii) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions and (iii) seek to lift any restraint, injunction or other legal bar or the Offer or the Merger brought by any third Person (other than a Governmental Body under the Antitrust Laws) against such Party.

6.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and consulting with the other Party with respect to the content thereof, issue any such press release or make any such public announcement or statement that, after consultation with outside legal counsel, is determined to be required by Legal Requirement or by any listing agreement with or the listing rules of a national securities exchange or trading market, including NASDAQ or NYSE; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e)

or with respect to any Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.3 or Section 6.1).

6.8 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.9 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.11 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.12 401(k) Plan. To the extent requested in writing by Parent at least ten (10) days prior to the Offer Acceptance Time, the Company shall take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to, and subject to the occurrence of, the Effective Time.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver as of the Closing of each of the following conditions:

7.1 No Restraints. (i) There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the consummation of the Merger, and (ii) there shall not have been any Legal Requirement promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to midnight, Eastern Time, on January 19, 2017 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of ninety (90) days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer as promptly as practicable (but in any event within ten (10) business days) of the commencement of such tender offer or exchange offer; or (iii) the Board of Directors fails to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten (10) business days) after Parent so requests in writing;

(e) by the Company, at any time prior to the Offer Acceptance Time, if the Board of Directors has made a Company Adverse Change Recommendation in order to accept a Superior Offer (in compliance with the terms of this Agreement, including Section 6.1(b)) and concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith and pursuant to Section 6.1(b), constitutes a Superior Offer (a “Specified Agreement”); provided that (i) neither the Company nor any of its Representatives shall have violated Section 5.3 in any material respect in relation to such Superior Offer, (ii) the Company and the Board of Directors shall have complied with Section 6.1(b) and (iii) the Company shall have paid the Termination Fee immediately before and as a condition to such termination;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by Parent at any time prior to the Offer Acceptance Time in the event of a material breach of Section 5.3; or

(i) by either Parent or the Company if the Offer shall have expired or terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition) following the end of the aggregate thirty (30)-business day period set forth in clause (3) of the penultimate sentence of Section 1.1(c); provided that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to any Party whose breach of this Agreement has caused or resulted in the Offer having expired or been terminated in such manner.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1(a), this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful breach of this Agreement prior to termination.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination;

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds within one (1) business day after such termination;

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(b)) or by Parent pursuant to Section 8.1(f), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders and shall have become publicly known, after the date hereof and prior to such termination and such Acquisition Proposal has not been publicly and unconditionally withdrawn prior to such termination, and (z) within twelve (12) months of such termination the Board of Directors shall have approved or recommended any Acquisition Proposal (regardless of when made), and the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal which shall have been consummated (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to the consummation of such Acquisition Proposal; or

(iv) this Agreement is terminated by Parent pursuant to Section 8.1(h), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds within one (1) business day after such termination;

(c) It is understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $19,337,500. Payment of the Termination Fee pursuant to this Section 8.3 shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(d) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(b) shall, except in the case of fraud, be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Company and any of its former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(e) The Parties acknowledge (i) that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) that the Termination Fee is not a penalty, but a reasonable amount that will compensate Parent and Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) that, without this Section 8.3, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received plus 2%.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective Boards of Directors of the Company, Parent and Purchaser at any time; provided that, following the consummation of the Offer, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement the CVR Agreement, the Support Agreement and the Confidentiality Agreement (including all Exhibits, Annexes or Schedules thereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the restrictions on contact and restrictions on disclosure (to the extent to be included in SEC filings in connection with the Transactions) in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the actions contemplated hereby to be consummated. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates; provided such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, (ii) the right of the holders of Company Options to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement, and (iii) the right of the holders of Company Warrants pursuant to Section 2.9 following the Closing Date in accordance with the terms of the applicable Company Warrants; (b) the provisions set forth in Section 6.4 of this Agreement with respect to the Persons referred to therein; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(d).

9.8 Transfer Taxes. Except as otherwise provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares, expressly excluding any such Taxes imposed on the holders of Shares. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Taxes.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email or facsimile transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email or facsimile transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address, email address or facsimile number set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent (or following the Effective Time, the Surviving Corporation):

Allergan Holdco US, Inc.

2444 Dupont Drive

Irvine, CA 92612

Attention: Secretary

Facsimile: (714) 246-4246

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

Attention: Andrew Ment

Facsimile: (212) 841-1010

Email: ament@cov.com

if to Purchaser:

Sapphire Acquisition Corp.

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: President

Facsimile: (862) 261-8223

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

Attention: Andrew Ment

Facsimile: (212) 841-1010

Email: ament@cov.com

if to the Company (prior to the Effective Time):

Tobira Therapeutics, Inc.

701 Gateway Blvd., Suite 300

South San Francisco, CA 94080

Attention: Christopher Peetz, Chief Financial Officer

Facsimile: (650) 741-6628

Email: cpeetz@tobiratx.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

Attention: Graham Robinson

                  Laura Knoll

Facsimile: (617) 573-4822

Email: graham.robinson@skadden.com

            laura.knoll@skadden.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

Attn: Jay K. Hachigian, Esq.

         Andrew Y. Luh, Esq.

Facsimile: (617) 648-9102

Email: hach@gunder.com

            aluh@gunder.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The term “dollars” and character “$” shall mean United States dollars.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TOBIRA THERAPEUTICS, INC.

By:	/s/ Laurent Fischer
Name: Laurent Fischer M.D. Title: Chief Executive Officer

SIGNATURE PAGE

AGREEMENT AND PLAN OF MERGER

ALLERGAN HOLDCO US, INC.

By:	/s/ Matthew Brady
Name: Matthew Brady Title: Secretary

SAPPHIRE ACQUISITION CORP.

By:	/s/ Sigurd Kirk
Name: Sigurd Kirk Title: Vice President

SIGNATURE PAGE

AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2010 Health Care Law. “2010 Health Care Law” is defined in Section 3.16(j) of the Agreement.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 15% or more of the outstanding Company Common Stock, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Company Common Stock or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Company Common Stock, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Board of Directors. “Board of Directors” is defined in Recital C to the Agreement

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that a day on which banks in the City of New York are authorized or required by Legal Requirements to be closed shall not be a “business day”.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(vii) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Amount. “Closing Amount” is defined in Recital A to the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each current and former officer or other employee, or individual who is or was at any time an independent contractor, consultant or director, of or to the Company.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company and (b) any current or former employee or individual independent contractor, other than any such Contract that is terminable “at will” without any obligation on the part of the Company to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Plans. “Company Equity Plans” shall mean each of the Company’s 2007 Stock Plan, 2010 Stock Plan (adopted February 25, 2010), 2013 Equity Compensation Plan (as amended and restated effective May 15, 2015 and further amended effective July 9, 2015) and the Regado Biosciences, Inc. 2004 Equity Compensation Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Company, (b) all Intellectual Property Rights licensed by the Company and (c) all other Intellectual Property Rights that are used or held for use by the Company in the operation of its business as currently conducted.

Company IT Assets. “Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or licensed or leased by the Company pursuant to a written agreement (excluding any public networks).

Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(d) of the Agreement.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Warrants. “Company Warrants” shall mean (i) the Warrant to Purchase Stock, issued May 10, 2013, by Regado Biosciences, Inc. (predecessor to the Company) to Comerica Bank and (ii) the Warrants to Purchase Stock, issued May 5, 2015, by the Company to Oxford Finance, LLC.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuing Employees. “Continuing Employees” is defined in Section 6.3 of the Agreement.

Contract. “Contract” shall mean any written or oral binding agreement, contract, subcontract, lease, settlement agreement, understanding, instrument, note, loan, credit agreement, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

CVR. “CVR” is defined in Recital A to the Agreement.

CVR Agreement. “CVR Agreement” is defined in Recital A to the Agreement.

Data Laws. “Data Laws” shall mean (i) all international, federal, state, provincial and local laws, rules, regulations, directives and governmental requirements which govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Data and all such laws governing breach notification, penalties and compliance with orders; (ii) all regulatory and self-regulatory guidelines and published interpretations by Governmental Body of such Data Laws; and (iii) all other consumer protection laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Data.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension, retirement or other similar plan, policy, program, agreement or arrangement, and (b) employment, consulting, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any current or former employee of the Company, (ii) with respect to which the Company has any liability or (iii) to which the Company is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” is defined in Section 3.16(d) of the Agreement.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Good Clinical Practices. “Good Clinical Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials as set forth in 21 C.F.R. Parts 50, 54, 56 and 312 and applicable guidance documents, as well as similar applicable standards in foreign jurisdictions.

Good Laboratory Practices. “Good Laboratory Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of nonclinical studies as set forth in 21 C.F.R. Part 58 and applicable guidance documents, as well as similar applicable standards in foreign jurisdictions.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HIPAA. “HIPAA” is defined in Section 3.8(l) of the Agreement.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound Licenses. “In-bound Licenses” is defined in Section 3.8(g) of the Agreement.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including any capital leases, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (iii) any obligations in respect of letters of credit (including standby and commercial) and bankers’ acceptances (other than letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services (other than trade accounts payable in the ordinary course), (v) net obligations of any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.4(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

Intervening Event. “Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change resulting from a material breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

In the Money Option. “In the Money Option” is defined in Section 2.8(a) of the Agreement.

IRS. “IRS” shall mean the Internal Revenue Service.

Key License Agreement. “Key License Agreement” shall mean those agreements set forth on Section 3.8(g) of the Company Disclosure Schedule.

knowledge. “knowledge” of (i) the Company with respect to any matter shall mean the knowledge, after reasonable inquiry, of the Persons listed in Exhibit A-1 of the Company Disclosure Schedule and (ii) of Parent with respect to any matter shall mean the knowledge, after reasonable inquiry, of Parent’s chief financial officer or treasurer.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), audit, inquiry, hearing or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ, the NYSE or other stock exchange).

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, change, condition, state of facts, development or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date or (b) the business, assets, condition (financial or otherwise) or results of operations of the Company; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than (x) as result from failure to comply with Section 5.2 and (y) for purposes of any representation or warranty contained in Section 3.22 and the condition set forth in clause (b)(iv) of Annex I solely as such condition relates to Section 3.22); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Company operates or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster or any other similar event; (vi) any regulatory or clinical changes, events or developments after the date of this Agreement (A) resulting from (1) any studies sponsored by the Company completed prior to the date hereof or the clinical study set forth in Exhibit A-2 of the Company Disclosure Schedule or (2) any end of phase 2 clinical trial meetings with the FDA (including any FDA communications in connection with such meetings), to the extent that such end of phase 2 clinical trial meetings relate to any such clinical studies referred to in clause (1) (except to the extent that the FDA raises concerns or issues at such end of phase 2 clinical trial meetings that arise out of ongoing clinical studies that are not set forth in Exhibit A-2 of the Company Disclosure Schedule); (B) with respect to any product of any competitor of the Company (in each case, clauses (A) and (B), including any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); or (C) any guidance, announcement or publication by the FDA relating to the regulatory approval of therapeutics for the treatment of NASH (as defined in the CVR Agreement); (vii) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the express written direction of Parent; or (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any chance in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (ix) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect materially disproportionately affects the Company relative to other participants in the industries in which the Company operates.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.4(b) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Market.

NYSE. “NYSE” shall mean the New York Stock Exchange.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(i) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound Licenses. “Out-bound Licenses” is defined in Section 3.8(g) of the Agreement.

Out of the Money Option. “Out of the Money Option” is defined in Section 2.8(b) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property Rights.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided in the Company’s latest financial statements included in the Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice, (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, and (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Per Share Value Paid. “Per Share Value Paid” shall mean, as of any Valuation Point, the sum of (1) the Closing Amount, (2) the amount per Share in cash previously paid in respect of any earlier Valuation Points (if any) and (3) the amount per Share in cash to be paid at such Valuation Point under the CVR Agreement.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean any and all data or information that is linked to any reasonably identifiable person, which information includes any genetic data, financial, credit, medical or other information, names, addresses, social security or insurance numbers, telephone numbers, facsimile numbers, email addresses or other contact information, or any device identifier.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1(a) of the Agreement.

PHSA. “PHSA” shall mean the United States Public Health Service Act, as amended, and all related rules, regulations and guidelines.

Processed. “Processed” is defined in Section 3.8(l) of the Agreement.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

Related Party. “Related Party” is defined in Section 3.25 of the Agreement.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Sanctioned Country. “Sanctioned Country” shall mean any of Cuba, Iran, North Korea, Sudan and Syria.

Sanctioned Person. “Sanctioned Person” shall mean any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Body or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in (a) or (b).

Sanctions Law. “Sanctions Law” shall mean all Legal Requirements concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital A of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fees, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Support Agreement. “Support Agreement” is defined in Recital F of the Agreement.

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, reporting, withholding, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(c) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, the Support Agreement and the CVR Agreement and (b) all of the transactions contemplated by the Agreement, the Support Agreement and the CVR Agreement, including the Offer and the Merger.

Trustee. “Trustee” is defined in Recital A to the Agreement.

Valuation Point. “Valuation Point” shall mean each Milestone Payment Date and CVR Shortfall Payment Date (each as defined in the CVR Agreement).

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (i) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e), (g) and (h) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) the representations and warranties of the Company set forth in Sections 3.1 (Due Organization; No Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.5(b) (No Material Adverse Effect) or 3.20 (Authority; Binding Nature of Agreement) of the Agreement shall be true and correct in all respects (in each case, other than with respect to Section 3.5(b) (No Material Adverse Effect), except for any de minimis inaccuracies) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 3.3 (Capitalization, Etc.) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost to the Company, Parent and their Affiliates, individually or in the aggregate, of more than $2,250,0000;

(iii) the representations and warranties of the Company set forth in Sections 3.21 (Takeover Laws), 3.23 (Opinion of Financial Advisors) or 3.24 (Brokers and Other Advisors) of the Agreement shall be true and correct in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); and

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i), (ii) and (iii) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time

I-1

(except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of the Agreement, there shall not have occurred any event, occurrence, circumstance, change, condition, state of facts, development or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) (i) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, and (ii) there shall not have been any action taken, or any Legal Requirement promulgated, enacted, issued or deemed applicable to the Offer or the Merger, by any Governmental Body the effect of which would have any of the consequences referred to in clause (h) below, in each case, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger;

(h) there shall be no Legal Proceeding by any Governmental Body that has not been resolved (i) challenging or seeking to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger or (ii) seeking to (A) restrict, prohibit or limit the ownership or operation by Parent or any of its Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, (B) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (C) require Parent or any of its Affiliates to divest, dispose of or hold separate all or any portion of the business or assets of the Company or its Subsidiary or of Parent or its Affiliates; and

(i) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [                    ], (this “Agreement”), is entered into by and between Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and [                    ], a [                    ], as Rights Agent.

RECITALS

WHEREAS, Parent, Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), and Tobira Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of September 19, 2016 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) and (b) following the acceptance of the shares of Company Common Stock pursuant to the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, in each of the Offer and the Merger, Parent has agreed to provide to the Company’s stockholders and holders of In the Money Options (as defined in the Merger Agreement) the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as hereinafter defined) is $49.84 in cash, without interest.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliate End User” has the meaning set forth in the definition of Net Sales.

“Assignee” has the meaning set forth in Section 6.3.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“CVC” shall mean cenicriviroc.

“CVRs” means the rights of Holders (granted to initial Holders pursuant to the Merger Agreement) to receive contingent cash payments pursuant to this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Shortfall” has the meaning set forth in Section 4.4(b).

“CVR Shortfall Payment Date” means the date on which the CVR Shortfall is paid to Holders pursuant to Section 4.4(b).

“Delaware Courts” has the meaning set forth in Section 6.5(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Enrollment Milestone” means the enrollment of the first subject in the first Qualifying Phase 3 Clinical Trial.

“Enrollment Milestone Payment” means $13.68 per CVR.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“FDA” means the United States Food and Drug Administration, or any successor agency.

“First Commercial Sale” means the first sale in the United States in an arm’s length transaction to a third party by a Selling Entity of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA.

“First Commercial Sale Milestone” means the occurrence of the First Commercial Sale in the United States.

“First Commercial Sale Milestone Payment” means $13.56 per CVR.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.

“Milestone” means any Enrollment Milestone, Submission Milestone, First Commercial Sale Milestone or Sales Milestone.

“Milestone Achievement Certificate” has the meaning set forth in Section 2.5(a).

“Milestone Failure Notice” has the meaning set forth in Section 2.5(b).

“Milestone Notice” has the meaning set forth in Section 2.5(a).

“Milestone Payment” means any Enrollment Milestone Payment, Submission Milestone Payment, First Commercial Sale Milestone Payment or Sales Milestone Payment.

“Milestone Payment Amount” means, in respect of a Milestone, for a given Holder, the product of (a) the Milestone Payment in respect of such Milestone and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.

“Milestone Payment Date” means, (a) in the case of the Enrollment Milestone, the Submission Milestone and the First Commercial Sale Milestone, the date that is twenty (20) Business Days following the achievement of such Milestone, and (b) in the case of the Sales Milestone, the date that is forty-five (45) days following the last day of the Sales Measurement Period in which the Sales Milestone was achieved.

“NASH” means non-alcoholic steatohepatitis with fibrosis or fibrosis due to non-alcoholic steatohepatitis.

“Net Sales” means the gross amount received by the relevant Selling Entity for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions, all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with generally accepted accounting principles, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Selling Entities for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among Selling Entities where a Selling Entity is an end-user of (in such capacity, an “Affiliate End User”), and does not further sell, the Product, Net Sales will be calculated on the value charged or invoiced to such Affiliate End User; provided that use of the Product for clinical testing in which the cost of the Product is not reimbursed shall not make a Selling Entity or licensee an Affiliate End User. If a Product is sold or otherwise commercially disposed of for consideration other than cash or in a transaction that is not at arm’s length between the buyer of such Product and the applicable Selling Entity (other than with respect to Product supplied expressly for sampling purposes), then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been received had the transaction been conducted at arm’s length and for cash. Such amount that would have been received shall be determined, wherever possible, by reference to the average selling price of such Product in arm’s length transactions in the relevant jurisdiction. Notwithstanding the foregoing, the following shall not be included in Net Sales: (i) Product provided for administration to patients enrolled in clinical trials or for other research purposes, or (ii) commercially reasonable quantities of Product used as samples to promote additional sales.

If a Product is sold as part of a combination product, the Net Sales of the Product shall be determined by multiplying the Net Sales of the combination product by the fraction, A/(A+B), where: A is the average sales price of the Product when sold separately in finished form, and B is the average sale price of the other product(s) included in the combination product when sold separately in finished form, in each case for the most recent period in which sales of both occurred. If Net Sales of the Product when included in a combination product cannot be determined using the method above, the calculation of Net Sales from such sale shall be calculated in a manner determined by Parent in good faith based on the relative value of the active components of such combination product.

“Net Sales Statement” means, for a given Sales Measurement Period, a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail (a) a delineation and calculation of Net Sales, (b) a delineation and calculation of the Permitted Deductions during such Sales Measurement Period, and (c) to the extent that sales for the Product is recorded in currencies other than United States dollars during such Sales Measurement Period, the exchange rates used for conversion of such foreign currency into United States dollars.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Deductions” means, to the extent not already excluded from Net Sales:

(1) trade, quantity and prompt settlement discounts actually allowed;

(2) amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions or billing corrections;

(3) chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Bodies;

(4) rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of Governmental Bodies;

(6) any government mandated manufacturing tax, including the brand manufacturer’s tax imposed pursuant to the Patient Protection and Affordable Care Act (Pub. L. No. 111-148);

(7) deductions for uncollectible amounts on previously sold products (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a fiscal period);

(8) discounts pursuant to indigent patient programs and patient discount programs and coupon discounts;

(9) transportation, freight, postage, importation, shipping insurance and other handling expenses; and

(10) distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.

For the avoidance of doubt, (i) if a single item falls into more than one of the categories set forth in clauses (1) through (10) above, such item may not be deducted more than once and (ii) Permitted Deductions shall in no event include any payment in respect of a Product required, made or to be made by any Selling Entity pursuant to that certain License Agreement, dated August 1, 2007, by and between Takeda Pharmaceutical Company Limited and the Company, as amended or otherwise modified from time to time.

“Permitted Transfer” means: a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

“Person” means any individual, Entity or Governmental Body.

“Product” means any pharmaceutical product or combination of co-administered pharmaceutical products that contain(s) CVC as an active pharmaceutical ingredient, alone or in combination with one or more additional active pharmaceutical ingredients and including all formulations and line extensions thereof.

“Qualifying Phase 3 Clinical Trial” means a human clinical trial of CVC conducted by or on behalf of a Selling Entity on a sufficient number of subjects that is designed to establish that a pharmaceutical product is safe and efficacious for its intended use, and to determine warnings, precautions, and adverse reactions that are associated with such pharmaceutical product in the dosage range to be prescribed, which clinical trial shall be intended to support regulatory approval of CVC, as described in 21 C.F.R. 312.21(c), or is otherwise intended to obtain authorization by the FDA to market CVC, and which human clinical trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one (1) stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic). For clarity, such endpoint may be intended to support marketing authorization under subpart H accelerated approval, conditional approval, or any other regulatory mechanism to license product for commercial sale in the United States. For the avoidance of doubt, no clinical trial commenced prior to the date of the date hereof shall constitute a Qualifying Phase 3 Clinical Trial.

“Review Request Period” has the meaning set forth in Section 4.4(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Sales Measurement Period” means any four (4) consecutive calendar quarters commencing with the quarter in which the First Commercial Sale occurs (or any shorter period that commences with the First Commercial Sale and ends at the first, second or third calendar quarter-end immediately following the First Commercial Sale).

“Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product, exceeding $1,000,000,000.

“Sales Milestone Payment “ means $18.07 per CVR.

“Sales Milestone Period” means the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale.

“Selling Entity” means Parent, any Assignee and each of their respective Affiliates, licensees and sublicensees with respect to rights to develop or commercialize the Product, and any direct or indirect transferee, successor or assignee (including through any change of control) of the rights to sell the Product of any of the foregoing (but not a distributor of the Product acting solely in the capacity of a distributor and not otherwise an Assignee, licensee or sublicensee with respect to development or commercialization rights as to the Product or transferee, successor or assignee of the rights to sell the Product).

“Submission Milestone” means submission by or on behalf of a Selling Entity of a new drug application to the FDA with respect to a Product for the treatment of NASH.

“Submission Milestone Payment” means $4.53 per CVR.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

Section 1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 CVRs. The CVRs represent the rights of Holders (granted to the initial Holders pursuant to the Merger Agreement) to receive contingent cash payments pursuant to this Agreement.

Section 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the shares of Company Common Stock held by DTC on behalf of the street holders of the shares of Company Common Stock tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time (as defined in the Merger Agreement). The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures; Notices.

(a) If a Milestone is attained, then, on or prior to the Milestone Payment Date, Parent shall deliver to the Rights Agent (i) written notice indicating that a Milestone has been achieved and specifying such Milestone (a “Milestone Notice”) and an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the applicable Milestone Payment (the “Milestone Achievement Certificate”), (ii) any letter of instruction reasonably required by the Rights Agent and (iii) the payment required by Section 4.2.

(b) Commencing with the first calendar quarter in which the First Commercial Sale occurs, if Parent has not delivered to the Rights Agent a Milestone Notice and Milestone Achievement Certificate pursuant to Section 2.4(a) with respect to the achievement of the Sales Milestone, no later than the forty-fifth (45th) day following the completion of such calendar quarter, Parent shall deliver to the Rights Agent (i) written notice indicating that the Sales Milestone was not achieved in the immediately preceding Sales Measurement Period (a “Milestone Failure Notice”) and an Officer’s Certificate certifying the same and (ii) the Net Sales Statement for such Sales Measurement Period.

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice and pay the applicable Milestone Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of a Milestone Failure Notice, send each Holder at its registered address a copy of such Milestone Failure Notice (and Net Sales Statement).

(d) Except to the extent any portion of a Milestone Payment is required to be treated as imputed interest pursuant to applicable law, the parties hereto intend to treat Milestone Payments for all Tax purposes as additional consideration for the shares of Company Common Stock and In the Money Options pursuant to the Merger Agreement. Parent and the Company shall report imputed interest on the CVRs as required by applicable law.

(e) Parent or its Affiliate shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax law, as may reasonably be determined by Parent or the Rights Agent. Any such withholding may be made, or caused to be made, by Parent through making payments with respect to Holders who received CVRs in consideration of In the Money Options through the Company’s or its Affiliate’s payroll system or any successor payroll system. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder, other than ordinary course payroll withholding and reporting on any Milestone Payment Amount, Parent shall instruct the Rights Agent to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from Holders in order to provide a reasonable opportunity for the Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and such Milestone Payment may be reasonably delayed in order to gather such necessary Tax forms. Parent, its Affiliates and the Rights Agent may assume all such forms in its possession or provided by any Holder are valid under applicable law until subsequently notified by such Holder. Parent or its Affiliate shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts withheld in respect of Taxes are promptly remitted to the appropriate Governmental Body. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made, and as required by applicable law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable evidence of such withholding.

(f) Any portion of any Milestone Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.

(g) Neither Parent nor the Rights Agent will be liable to any person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If, despite Parent’s and/or the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to two years after the applicable Milestone Payment Date (or immediately prior to such earlier date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body), any such Milestone Payment Amount will, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article V and Section 6.3 hereunder.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence.

Section 3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent, by a Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within thirty (30) Business Days of the Effective Time.

Section 4.2 Payment of Milestone Payment Amounts. If a Milestone has been achieved in accordance with this Agreement, Parent will, promptly following the delivery of the applicable Milestone Notice to the Rights Agent, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder. For the avoidance of doubt, the Milestone Payment Amount shall only be paid in respect of a given Milestone, if at all, one time under this Agreement.

Section 4.3 Books and Records. Parent shall, and shall cause its Affiliates to, keep records in sufficient detail to enable the Holders to determine the amounts payable hereunder.

Section 4.4 Audits.

(a) Upon the written request of the Acting Holders provided to Parent within thirty (30) days of the date on which the Holders are delivered a Net Sales Statement pursuant to Section 2.4(c) of this Agreement (the “Review Request Period”), Parent shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Parent or its Affiliates as may be reasonably necessary to verify the accuracy of the Net Sales Statement and the figures underlying the calculations set forth therein, provided that such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Net Sales Statement that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent or any other Selling Entity. The Independent Accountant shall disclose to the Acting Holders only whether the Sales Milestone was achieved and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by such accounting firm shall be paid by Parent.

(b) If the Independent Accountant concludes that a Sales Milestone Payment that was properly due was not paid to the Holders, Parent shall pay to the Rights Agent (for further distribution to the Holders) or to each Holder the applicable Sales Milestone Payment, plus interest on such Sales Milestone Payment at the “prime rate” as published in the Wall Street Journal or similar reputable data source from time to time calculated from when the Sales Milestone Payment should have been paid (if Parent had given notice of achievement of the Sales Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount including interest being the “CVR Shortfall”). The CVR Shortfall shall be paid by Parent within twenty (20) days of the date the Independent Accountant delivers to Parent and the Acting Holders the Independent Accountant’s written report. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.

(c) If, upon the expiration of the applicable Review Request Period, the Acting Holders have not requested a review of the Net Sales Statement in accordance with this Section 4.4, the calculations set forth in the Net Sales Statement shall be binding and conclusive upon the Holders.

(d) Each person seeking to receive information from Parent in connection with a review pursuant to this Section 4.4 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

(e) Parent shall not, and shall cause its Affiliates not to, enter into any license or distribution agreement with any third party (other than Parent or its Affiliates) with respect to a Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to this Section 4.4 such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to this Section 4.4; provided that Parent and its Affiliates shall not be required to amend any of its existing licenses or distribution agreements. The parties hereto agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Acting Holders’ request for an audit under this Section 4.4 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent’s prior audit of such licensee or distributor shall be used for purposes of the audit requested by the Acting Holders under this Section 4.4 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee or distributor until such time as Parent may again exercise its rights of audit under the license or distribution agreement with such licensee or distributor.

Section 4.5 No Obligation. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent, Purchaser or any of their Affiliates be required to undertake any level of efforts, or employ any level of resources, to develop, market, or commercialize any Product.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.4.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3 Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail, or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent, to it at:

[                    ]

With a copy to:

[                    ]

If to Parent, to it at:

Allergan Holdco US, Inc.

2444 Dupont Drive

Irvine, CA 92612

Attention: Secretary

Facsimile: (714) 246-4246

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

Attention: Andrew Ment

Facsimile: (212) 841-1010

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, or (b) with the prior written consent of the Acting Holders, any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a) above in this Section 6.3, Parent (and the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.

Section 6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

Section 6.5 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1. Each of the parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.5(C).

Section 6.6 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 6.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 6.8 Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, (c) expiration of the Review Request Period following the expiration of the Sales Milestone Period (provided no written request is received during such Review Request Period pursuant to Section 4.4(a)), (d) if a written request is received during the Review Request Period immediately following the expiration of the Sales Milestone Period, the decision of the Independent Accountant (and, if applicable, payment of any CVR Shortfall as determined by the Independent Accountant on the CVR Shortfall Payment Date) pursuant to Section 4.4(a), and (e) December 31, 2028, with respect to Parent’s obligation to pay the Enrollment Milestone, Submission Milestone or First Commercial Sale Milestone, in either case if not then achieved.

Section 6.9 Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto.

Section 6.10 Legal Holiday. In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable Milestone Payment Date.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ALLERGAN HOLDCO US, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

ANNEX III

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TOBIRA THERAPEUTICS, INC.

Tobira Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), and does hereby certify as follows:

1)	The name of the Corporation is Tobira Therapeutics, Inc.

2)	The Corporation was incorporated under the name “Quartet Biosciences, Inc.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 19, 2001.

3)	This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

4)	The text of the Amended and Restated Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety, as follows:

FIRST: The name of the Corporation is Tobira Therapeutics, Inc. (hereinafter the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000) shares, which shall be shares of common stock with a par value of $0.001 per share.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) In furtherance and not in limitation of the powers conferred by the DGCL, the directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation to the fullest extent permitted by the provisions of the DGCL.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Election of directors need not be by written ballot except and to the extent the Bylaws so provide.

(4) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under § 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any

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repeal or modification of this Article FIFTH, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a director at the time of such repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate of Incorporation, and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, privileges and powers conferred in this Amended and Restated Certificate of Incorporation on stockholders, directors, officers or any other persons subject the rights reserved in this Article SEVENTH.

EIGHTH: The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH: This Amended and Restated Certificate of Incorporation shall be effective as of the [●] day of [●], 201[●].

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this [●] day of [●], 201[●].

TOBIRA THERAPEUTICS, INC.

By:
Name: Title:

[Signature Page to Amended and Restated Certificate of Incorporation of Tobira Therapeutics, Inc.]

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